October 26, 2009

VIA EDGAR CORRESPONDENCE

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Solo Cup Company

Form 10-K for the Fiscal Year Ended December 28, 2008

Filed March 16, 2009

File #333-116843

Dear Mr. Cash:

This will acknowledge receipt of your letter dated October 15, 2009. Following is Solo Cup Company’s (the “Company”) response to your additional comments on our Form 10-K for the fiscal year ended December 28, 2008 (“2008 Form 10-K”) and Form 10-Q for the fiscal quarter ended June 28, 2009, Commission File No. 333-116843.

For convenience, the comments in your letter of October 15, 2009 are in italics and our response follows each comment. Please note that our proposed disclosures set forth in this letter assume that the statements would be true at the time we make such future filings.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

October 26, 2009

Form 10-K for the fiscal year ended December 28, 2008

Critical Accounting Estimates, page 24

Income taxes, page 25

1.	We note your response to our prior comment three. Please revise future filings to clarify that you do not believe you will fully realize the benefit of your deferred tax assets in the United States, except for the reversal of deferred tax liabilities.

Company response:

In addition to the proposed disclosure included in our response letter dated September 21, 2009, we will also add the following to our Critical Accounting Estimates disclosure for Income Taxes in future filings beginning with our Form 10-K for the fiscal year ended December 27, 2009:

“We currently do not believe that we will fully realize the benefit of our deferred tax assets in the United States, except for the reversal of deferred tax liabilities, and therefore we have a full valuation allowance against these deferred tax assets.”

Note 2. Summary of Significant Accounting Policies, page 34

(i) Goodwill and Other Intangible Assets, page 35

2.	We note your response to our prior comment five. Given the current economic environment as well as the overall importance of enabling a reader to understand your judgments in assessing goodwill, please include your proposed disclosures as they relate to your fiscal 2008 impairment testing in your Form 10-Q for the period ended September 30, 2009. In addition, for each reporting unit with material goodwill that is at risk of failing step one of the impairment test (i.e. a reporting unit having an estimated fair value that is not substantially in excess of its carrying value and goodwill), please also provide the following disclosures for that reporting unit:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A discussion of any uncertainties associated with the key assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with your proposed future disclosures.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

October 26, 2009

Company response:

The Company’s goodwill relates entirely to its Europe reporting unit. We test goodwill for impairment at least annually, as of the end of October, or sooner if a triggering event occurs suggesting possible impairment. The Company’s annual step-one test performed as of October 2008 resulted in a fair value which exceeded carrying value.

On a quarterly basis, including our fiscal year-end, we consider whether there have been any events or circumstances that would lead us to believe that the fair value of our Europe reporting unit would be less than its carrying value. During the first and second quarters of 2009, our Europe reporting unit’s operating results were slightly under target; however, sales growth was above expectations, pricing increases were being met with moderate success, and programs to reduce costs and increase manufacturing throughput efficiencies that had been successfully implemented in the United States were being implemented in Europe. Management believed that these programs coupled with increasing sales would lead to improved results in the remainder of the year and offset gross margin declines experienced in the second quarter of 2009.

However, in September 2009, after consideration of lower than expected results for July and August, management for the Company’s Europe reporting unit reassessed its operating forecast and revised downward its revenues and operating income for both the remainder of 2009 as well as its long-range plan. This reassessment was performed as a result of (1) two consecutive months of sales significantly below expectations for July and August, partially reflecting a notable increase in competition and further declines in the European economy and (2) gross margin erosion reflecting (a) higher input costs, such as resin and electricity, that were unable to be passed along through further price increases and (b) significantly lower than anticipated improvement in manufacturing efficiencies and cost reductions. Management considered this combination of factors evidence of a permanent change in the long-term prospects of the European business rather than a temporary decline. Accordingly, management reduced both its current year and long-term forecasts. Based on the revised outlook, the Company concluded there were sufficient indicators to perform an interim goodwill impairment analysis. The impairment test performed indicated that the goodwill is impaired, as its fair value is less than its carrying value, including goodwill. The Company performed step two of the test to measure the amount of the impairment and determined that the goodwill was fully impaired. Accordingly, the Company will record a goodwill impairment charge of approximately $17.2 million in its results of operations for the thirteen weeks ended September 27, 2009.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

October 26, 2009

In addition to the proposed disclosure included in our response letter dated September 21, 2009, in the interest of providing investors with better insight into management’s judgments in assessing goodwill and the events, trends and circumstances that led us to perform a step-one test as of an interim date, the Company will also include the following disclosure in its Form 10-Q for the period ended September 27, 2009:

“The Company tests goodwill for impairment at least annually, as of the end of October, or sooner if a triggering event occurs suggesting possible impairment of the value of the goodwill. The Company’s step-one test performed as of October 2008 resulted in a fair value which exceeded carrying value. During the third quarter of 2009, however, despite increasing sales in the first and second quarters and the implementation of programs intended to reduce costs and gain manufacturing efficiencies, the Company’s Europe reporting unit continued to incur declining margins and lower operating results. These results were in part due to increased competition, a decline in the European economy and higher input costs, such as resin and electricity, that were unable to be passed along through further price increases. Management considered this combination of factors evidence of a permanent change in the long-term prospects of the European business. As a result, management determined that it was at risk of failing step one of the impairment test such that the reporting unit’s estimated fair value would not be substantially in excess of its carrying value and concluded that there were sufficient indicators to perform an interim goodwill impairment analysis of the Company’s Europe reporting unit. Step one of the impairment test was performed as of September 27, 2009. The discount rate and terminal value growth rate assumptions used for the valuation were 14% and 3%, respectively, and resulted in an estimated fair value less than carrying value. Consequently, step two was performed to calculate the amount of impairment, which concluded that the goodwill was fully impaired. As a result, the Company recorded a goodwill impairment charge of approximately $17.2 million during the thirteen weeks ended September 27, 2009. After this charge, there is no remaining goodwill balance on the Company’s Consolidated Balance Sheet.”

(l) Impairment of Long-lived Assets, page 36

3.	We note your response to our prior comment six including the additional disclosure you intend to provide in future filings. Please revise this intended disclosure to include a more specific and comprehensive discussion of the types of events and circumstances that would trigger an impairment analysis. In addition, please indicate the timing of your most recent impairment analyses and, if not recently performed, explain why and address the specific factors that could trigger such analyses.

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

October 26, 2009

Company response:

Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We will revise our intended disclosure to include the types of events and circumstances, as described by SFAS 144, that would trigger an impairment analysis, for example: the closure of a significant manufacturing facility, exiting a major product line, a significant contraction in the market for our products, or deteriorating operating results associated with a long-lived asset or asset group.

The Company’s most recent impairment analysis was performed as of December 28, 2008, and did not indicate any impairment. For the third quarter of 2009, an impairment analysis was performed in conjunction with the interim goodwill impairment test for our Europe operating unit, described in our response to comment two above. The analysis did not indicate any impairment of long-lived assets, excluding goodwill.

Note 23. Guarantors, page 65

4.	We note from your response to our prior comment eight that Solo Delaware is your parent company and is presented as such in your condensed consolidating balance sheet. It is therefore unclear to us why the shareholder’s equity of Solo Delaware does not agree to your consolidated shareholder’s equity. Please explain.

Company response:

In the guarantor footnote included in previous filings, shareholder’s equity reflected in the Solo Delaware column does not agree to the consolidated shareholder’s equity because the Company has not reflected investments in its subsidiaries, all of which are 100% owned, within the guarantor footnote using the equity method. While this presentation does not conform to the rules for the guarantor footnote presentation, the Company’s consolidated financial statements were not misstated. In future filings, beginning with its Form 10-Q for the quarter ended September 27, 2009, the Company will present these investments in its 100% owned subsidiaries within the guarantor footnote using the equity method in its current and prior period condensed consolidating financial statements.

The Company assessed the materiality of this adjustment on its previously filed condensed consolidating financial statements both quantitatively and qualitatively. The Company believes that these adjustments would not constitute a material change for a financial statement user. The primary purpose of the condensed consolidating financial statements included in the guarantor note is to allow a bondholder, or potential bondholder, to understand the financial position and earnings of the entities that guarantee the notes (the

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

October 26, 2009

“Guarantors”). In the event of the Company’s default under the notes, the bondholders will look to the net assets and earnings of the Guarantors to satisfy the Company’s debt obligations under the notes. The net assets and earnings of the entities that do not guarantee the notes (the “Non-Guarantors”) are not available to satisfy the Company’s debt obligations in the event of a Company default under the notes. The error in the guarantor footnote is entirely related to the amounts reflected as the Guarantors’ investment in the net assets and earnings of the Non-Guarantor subsidiaries, amounts which are not available to satisfy the Company’s note obligations to its bondholders. Two primary measures used by bondholders to assess the financial performance of the Guarantors and ability to service its debt are Operating Income and Cash Flows from Operating Activities. Neither of these financial statement line items is impacted by the error in the guarantor footnote.

Form 10-Q for the period ended June 28, 2009

Item 4T. Controls and Procedures, page 30

5.	We have reviewed your response to our prior comment twelve and the disclosure you intend to include in future filings. Please ensure that these disclosures continue to reference Rules 15d-15(e) of the Exchange Act.

Company response:

We will make the following disclosure in our Evaluation of Disclosure Controls and Procedures in future filings beginning with our Quarterly Report on Form 10-Q for the thirteen weeks ending September 27, 2009:

“The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon that evaluation, the Company’s chief executive officer and chief financial officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures were effective.”

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

October 26, 2009

If you have any further comments or questions, please call me at 847-579-3201.

Very truly yours,

SOLO CUP COMPANY

By:	/s/ Robert D. Koney, Jr.
Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer

cc:	Tricia Armelin, Securities and Exchange Commission

Jeanne Baker, Securities and Exchange Commission